UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F __X__                                                      Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ____                                                      No _ X_

Contact:
     Alon Holdings Blue Square-Israel Ltd.
     Elli Levinson-Sela
     General Counsel & Corporate Secretary
     Telephone: 972-3-9282670
     Fax: 972-3-9282498

     Email: ellils@bsi.co.il

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. CONSIDERS POTENTIAL DEBT OFFERING IN ISRAEL

ROSH HA'AYIN, Israel – November 2, 2010 – Alon Holdings Blue Square - Israel Ltd. (the "Company") (NYSE and TASE: BSI), announced today that it is considering the offering of debt securities in Israel in a principal amount of up to approximately NIS 100 million (approximately $27.5 million), pursuant to its shelf prospectus dated February 19, 2010 (plus an additional NIS 15 million (approximately $4.13 million) that the Company may be entitled to issue if potential investors oversubscribe for the offering).  If offered, the debt securities would be offered pursuant to a potential uniform public offering in Israel that would be further detailed in a shelf offering report  to be published by the Company pursuant to the Israeli Securities Law - 1968 and the regulations promulgated thereunder.

In connection with such offering, the Company is considering the issuance of Series C Notes with a duration of 5.75 years. Such offering, if made, will be made following the receipt by the Company during October 2010 of NIS 400 million in bank loans.

On August 10, 2010, Midroog Ltd. (an Israeli rating agency, a 51% subsidiary of Moody’s), announced that it had assigned an "A1" rating (on a local scale) to any new notes in the aggregate amount of up to NIS 500 million (approximately US$137.5 million) in principal amount value, which may be issued in the future by the Company. Accordingly, the Series C Notes, if issued, will be rated with an "A1" rating by Midroog.

The Company has not yet determined whether to offer any such securities, or the scope, terms or timing of any such offering, and the Company may abandon the offering or change the terms thereof, including the number of series offered or the amount of the offer.

Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.  Any offering of securities pursuant to the shelf prospectus and any shelf offering report, if made, will be made only in Israel.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

*  *  *

Alon Holdings Blue Square – Israel Ltd. (hereinafter: "Alon Holdings") is the largest retail group in the state of Israel. It operates in various segments: In its Supermarket segment it is a pioneer of modern food retailing in the region, and through its 100% subsidiary, Mega Retail Ltd., currently operates 206 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. Alon Holdings holds 80% of TASE traded Dor Alon, one of the four largest fuel retail companies in Israel based on the number of fuel stations and a leader in the convenience store sector, Dor Alon holds a Chain of 186 fuel stations and 175 convenience stores in various formats throughout Israel.   In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary Bee Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In its Real Estate segment, Alon Holdings, through its TASE traded 78.39% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  our ability to compete effectively against low-priced supermarkets and other competitors; the effect of the recession in Israel on the sales in our stores and on our profitability; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2009.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated: November 2,  2010